Co-Vice Chairman, James R. Hyde. As a former Vice Chairman of the American Stock Exchange, James R. Hyde is currently a Senior Director of Intercontinental Exchange (ICE) / NYSE Options - head of business development for Amex and Arca Options. Mr. Hyde is the principal client contact for NYSE Amex Options and occupies one of two NYSE positions on the Founding Firm Advisory Committee to the Board. Leveraging his more than two decades of relationships with Wall Street's largest hedge funds, banks and investment firms, Mr. Hyde played a leading role in more than doubling the NYSE Amex Options market share since it was acquired in 2008.